UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Affinia Group Intermediate Holdings Inc.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	333-128166-10 (Commission File Number)	34-2022081 (IRS Employer Identification No.)

1 Wix Way Gastonia, North Carolina (Address of principal executive offices)	28054 (Zip Code)

David E. Sturgess

(704) 869-3300

(Name and telephone number, including area code, of the

person to contact in connection with this report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions.

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Affinia Group Intermediate Holdings Inc. (“Affinia” or the “Company”) is an innovative global leader in the design, manufacture, distribution and marketing of industrial grade products and services and replacement products in South America. The Company’s Filtration segment, which is the Company’s largest operating segment, manufactures and distributes filtration products for medium and heavy-duty trucks, light vehicles, equipment in the off-highway market (i.e. residential and non-residential construction, agriculture, mining, and forestry vehicles), and equipment for industrial and marine applications. The Affinia South America segment manufactures and distributes replacement products for on-road and off-road vehicles, principally in Brazil.

This Form SD disclosure is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”). Pursuant to Rule 13p-1, the Company undertook to determine whether the products it manufactured or contracted to manufacture during the year ended December 31, 2014 contained conflict minerals necessary to the functionality or production of such products. “Conflict minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite and their derivatives, which are limited to tin, tantalum, tungsten and gold (“3TG”).

The Company evaluated its products to determine which of its products may contain 3TG and found that quantities of tin are present in the Company’s oil filtration products. Based on this review, the Company determined tin is necessary to the functionality or production of certain of its products. The Company conducted a reasonable country of origin inquiry to determine whether any of the tin contained in its products originated in the Democratic Republic of the Congo, Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia (together, the “Covered Countries”) or from recycled or scrap sources. The Company’s primary means of determining the country of origin of the tin contained in its products was conducting a supply-chain inquiry with the Company’s suppliers. The Company requested that all identified suppliers provide information to the Company regarding 3TG and smelters using the template developed by the Electronic Industry Citizenship Coalition ® (EICC ® ) and The Global e-Sustainability Initiative (GeSI), known as the EICC-GeSI Conflict Minerals Reporting Template (the Template). The Template was developed to facilitate disclosure and communication of information regarding smelters and refiners that provide material to a manufacturer’s supply chain.

Based on the reasonable country of origin inquiry described above, the Company has in good faith concluded that it has no reason to believe that the tin contained in materials, components or products supplied to the Company and included in certain of the Company’s products for the period covered by this report originated in any of the Covered Countries or did not come from recycled or scrap sources.

In accordance with the requirements under Rule 13p-1, the above disclosure is also available on the Company’s website at http://www.affiniagroup.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Dated: May 29, 2015	Affinia Group Intermediate Holdings Inc.

/s/ David E. Sturgess
By: David E. Sturgess Senior Vice President, Secretary and General Counsel